**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of Issuer:***

G2Link, LLC d/b/a Trust Exchange

***Legal status of Issuer:***

    ***Form:***

    Limited Liability Company

    ***Jurisdiction of Incorporation/Organization:***

    Pennsylvania

    ***Date of Organization:***

    January 24, 2011

***Physical Address of Issuer:***

24 Veterans Square, Media, PA 19063, United States

***Website of Issuer:***

https://trustexchange.com

***Is there a Co-Issuer?*** ___ *Yes* _X_ *No*

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

***CRD Number of Intermediary:***

283874

***Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:***

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

***Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:***

The Intermediary will also receive compensation in the form of securities equal to two percent (2.0%) of the total number of the securities sold in the Offering.

***Type of Security Offered:***

SAFE (Simple Agreement for Future Equity)

***Target Number of Securities to be Offered:***

50,000

***Price (or Method for Determining Price):***

$1.00

***Target Offering Amount:***

$50,000

***Oversubscriptions Accepted:***
☑  Yes
☐  No

***Oversubscriptions will be Allocated:***
☐  Pro-rata basis
☑  First-come, first-served basis
☐  Other: At the Intermediary's discretion

***Maximum Offering Amount (if different from Target Offering Amount):***

$1,235,000

***Deadline to reach the Target Offering Amount:***

April 26, 2024

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

***Current Number of Employees:***

8

|  | Most recent fiscal year-end (2022) | Prior fiscal year-end (2021) |
|---|---|---|
| Total Assets | $119,669 | $282,503 |
| Cash & Cash Equivalents | $5,109 | $260,939 |
| Accounts Receivable | $2,000 | $0 |
| Current Liabilities | $460,882 | $121,257 |
| Long-Term Liabilities | $725,000 | $2,548,500 |
| Revenues/Sales | $28,867 | $256 |
| Cost of Goods Sold* | $181,016 | $128,338 |
| Taxes Paid | $0 | $0 |
| Net Income/(Loss) | $(1,577,459) | $(984,008) |

*Cost of Revenues


***The jurisdictions in which the Issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

# G2Link, LLC



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# THE OFFERING AND THE SECURITIES

**The Offering**

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 26, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/trust-exchange (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

*Not Currently Equity Interests*

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

*Dividends and/or Distributions*

The Securities do not entitle Investors to any distributions.

*Nominee*

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

***Conversion***

Upon the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties resulting in gross proceeds to the Issuer of not less than $2,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of Equity Securities issued in said Equity Financing, as follows.

<u>Conversion Upon Equity Financing</u>

Upon an Equity Financing, the Investor will receive the number of units of Equity Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $20,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase membership interests, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per unit of the securities sold in such Equity Financing multiplied by 85%.

Such conversion price shall be deemed the "**Equity Financing Price**".

<u>Conversion Upon a Liquidity Event</u>

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security), a **Direct Listing** (as defined below) or a **Change of Control** (as defined below) of the Issuer (all of these events, a "**Liquidity Event**"), the Investor will receive a cash payment equal to the greater of (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of units of Common Interests equal to the Purchase Amount (or a lesser amount as described below) divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) units of Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs (such quotient, the "**Liquidity Price**").

In connection with the Cash-Out Amount, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of managers, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Direct Listing**" means the Issuer's initial listing of its Common Interests (other than units of Common Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation). For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

If the Issuer's board of managers (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to the Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation).

### *Dissolution*

If there is a **Dissolution Event** (as defined below) or a Liquidity Event before the Securities terminate, the Issuer will distribute all proceeds legally available for distribution in accordance with the following priority: (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Securities); (ii) on par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Interests, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Interests, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Interests in proportion to the full payments that would otherwise be due; and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

### *Termination*

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Equity Securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### *Voting and Control*

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer.  In addition, to facilitate the Offering SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects.  The Nominee will vote consistently at the direction of the largest holder of the Securities (provided such holder is a current or former SAFE holder or their transferee) and subsequently, the largest holder of the securities acquired upon conversion of the Securities (the "**Nominee Designee**").

The Issuer and its members are subject to a Limited Liability Company Agreement, dated as of January 24, 2011. Among other things, the LLC Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Managers; (iv) right for Class A Preferred Units holders to elect one manager; (v) transferability; and (vi) preemptive rights and right to receive financial information for major investors holding Class A Preferred Unit holders.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

*Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

*Other Material Terms*

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.


## COMMISSION AND FEES

**Cash Commission**

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).


**Other Compensation**

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2.0%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2.0%) of the Securities issued in this Offering.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Issuer's Business and Industry**

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.***

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer's success depends on the experience and skill of its board of directors, executive officers and key personnel.***

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our board of directors, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.***

We offer a platform that allows for the exchange and verification of mission-critical information with partners, suppliers and third parties. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***We have not prepared any audited financial statements.***

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.***

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

***The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.***

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

***The Issuer has the right to extend the Offering Deadline.***

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

***The Issuer may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Issuer has the right to conduct multiple closings during the Offering.***

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

## Risks Related to the Securities

***Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.***

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

***The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

***Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.***

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the SAFE or the securities issuable thereto into a custodial relationship.

***Investors will not have voting rights, even upon conversion of the Securities.***

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Interests and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

***The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.***

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

***Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.***

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, distribution rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached as Exhibit B.

***There is no present market for the Securities and we have arbitrarily set the price.***

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

***In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.***

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

***While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.***

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

*There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

G2Link, LLC, doing business as Trust Exchange, provides a business information gateway that allows for the exchange and verification of mission-critical information with partners, suppliers and third parties. Trust Exchange offers a cloud-based, secure, and scalable platform with high configurability and customization. With a unique approach of peer to peer crowdsourcing, Trust Exchange allows customers to automate compliance and regulatory management with high accuracy and real-time data. Trust Exchange is currently serving financial institutions, government, and businesses nationwide.

The Issuer is a Pennsylvania limited liability company formed on January 24, 2011 and is headquartered in Pennsylvania. The Issuer sells its products and services in the United States.

### Business Plan

The Issuer plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

### The Issuer's Products and/or Services

| Product / Service | Description | Current Market |
| --- | --- | --- |
| **Trust Exchange Platform** | Software platform that enables clients to create custom expert networks that allows them to invite, collaborate and exchange key business information between their clients and their key relationships (customers, partners or vendors). | Banks, credit unions and local governments; Private label for resell |

### Competition

The markets in which our products are sold are highly competitive. The functions of the Trust Exchange platform are usually performed by accounting departments. Our largest competition by far are from home grown spreadsheets and manual systems. In highly regulated industries such as banking and pharmaceuticals, organizations may use purpose-built accounting or compliance systems such as VenMinder or NContracts.

### Customer Base

Our current customer base consists of banks, credit unions and local governments. We also have customers and partners who private label our platform and then resell it.

**Supply Chain**

Although the Issuer is dependent upon certain third party vendors, such as AWS, MongoDB and Google Cloud, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause significant short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 5243006 | "TRUST EXCHANGE" | Service Mark | September 27, 2016 | July 11, 2017 | USA |
| 6803621 | "COLLABORATIVE COMPLIANCE" | Service Mark | July 16, 2021 | July 26, 2022 | USA |
| 7116246 | "TRUST EXCHANGE COMPLIANCE CLOUD" | Service Mark | August 25, 2021 | July 18, 2023 | USA |

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Issuer is involved in litigation in the Philadelphia Court of Common Pleas (Case No. 220501165) with a former vendor regarding a breach of contract action related to approximately $175,000 of fees charged to the Issuer. The Issuer denies the alleged claims. The parties have unsuccessfully attempted to resolve the matter through mediation. A court date has been set for March 21, 2024.

In addition, a third party assignee from a vendor in bankruptcy obtained a default judgment against the Issuer for approximately $93,000 in the Court of Common Pleas of Delaware County. The assignee holds a lien against the Issuer for this amount.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 24% | $12,000 | 7% | $86,450 |
| Technology and Product Development (1) | 26% | $13,000 | 24.29% | $300,000 |
| Sales and Marketing (2) | 26% | $13,000 | 49.55% | $612,000 |
| Infrastructure | 0% | $0 | 4.86% | $60,000 |
| General Working Capital (3) | 24% | $12,000 | 14.30% | $176,550 |
| **Total** | **100%** | **$50,000** | **100%** | **$1,235,000** |

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. We currently have a small engineering team that these funds will be used to hire at least one project manager.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and targeted marketing efforts.

(3) We will use these proceeds for general working capital purposes, including day-to-day cash flow needs, rent, utilities and other corporate expenses.

## DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Issuer | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Edward J. Sullivan IV | CEO, Founder and Manager | CEO, Founder and Manager of G2Link, LLC, 2011 – Present<br><br>Responsible for strategy and general CEO responsibilities.<br><br>Chairman and Founder of Aria Systems, Inc., 2002 – Present<br><br>Responsible for board oversight. | Drexel University, B.S., Electrical Engineering, 1990 |
| James V. Mahoney | Vice President of Finance | Vice President of Finance of G2Link, LLC, 2021 – Present<br><br>Responsible for finance, accounting, human resources and risk management | Villanova University School of Law, Masters in Taxation, 1990;<br><br>Saint Joseph's University, B.S., Accounting, 1984 |
| Claude T. Tolbert, III | Vice President of Business Development | Vice President of Business Development of G2Link, LLC, 2013 – Present<br><br>Responsible for strategic development and leading Issuer through organic and inorganic growth.<br><br>Principal of Three Sticks Management Group, 2009 – Present<br><br>Responsible for providing consulting services in the telecom industry.<br><br>Board of Directors for Utility Telecom Group, 2016 – Present<br><br>Responsible for board oversight. | Stanford University Graduate School of Business, M.B.A., 1999;<br><br>Harvard University, B.A., Economics, 1994 |

| Susan Kamins | Vice President of Customer Success | Vice President of Customer Success of G2Link, LLC, 2015 – Present<br><br>Responsible for working with customers to ensure a successful customer experience. | Antioch University, M.A., Change Leadership and Environmental Policy, 2013;<br><br>Antioch College, B.S., Biology and Environmental Science, 1992 |
|---|---|---|---|
| Madeline Sullivan | Digital Media Manager | Digital Media Manager of G2Link, LLC, 2020 – Present<br><br>Responsible for public relations, content and messaging strategy, along with marketing execution. | Wheaton College, B.A., Neuroscience, 2017 |
| Paul Thompson III | Manager | Manager of G2Link, LLC, 2011 – Present<br><br>Responsible for board oversight.<br><br>Director of Lee Development Group, 2017 – Present<br><br>Responsible for board oversight.<br><br>Director of Logan Coal & Timber Association, 2018 – Present<br><br>Responsible for board oversight. | University of Pennsylvania, B.S., Engineering, 1972 |
| David Locala | Manager | Manager of G2Link, LLC, 2011 – Present<br><br>Responsible for board oversight.<br><br>Self-Employed, 2022 – Present<br><br>Responsible for providing advisory services.<br><br>Managing Director and Global Head of Technology M&A at Citigroup Global Markets Inc., 2015 – 2022<br><br>Responsible included advising technology companies on corporate mergers and acquisitions, as well as capital-raising and other investment banking transactions. | University of Virginia, B.S., Commerce, 1989 |

| Lance Walter | Manager | Manager of G2Link, LLC, 2020 – Present<br><br>Responsible for board oversight.<br><br>Head of Marketing at Anyscale, 2023 – Present<br><br>Responsible for all aspects of marketing.<br><br>Chief of Marketing at Neo4j, 2018 – 2022<br><br>Responsible for all aspects of marketing. | University of California at Berkeley, B.S., Industrial Engineering and Computer Science, 1993 |

**Biographical Information**

**Edward J. Sullivan IV:** Edward is the CEO, Founder and Manager of the Issuer. Edward is a serial entrepreneur and investor, and accomplished executive with over 20 years of experience building and managing technology driven companies. He has raised over $70M in private equity and created $700M in exits for investors and shareholders across 5 companies. Edward was the Founder and CEO of Aria Systems, an on-demand billing and customer management platform, and LaserLink.net, the world's first and largest Virtual Internet Service Provider. He has worked closely with many large companies as either a customer or partner including Apple, HP, IBM, Disney, Dreamworks, SONY, Cisco, CSC, VMWare and EMC.

**James V. Mahoney:** Jim is the Vice President of Finance for the Issuer. He is responsible for the finance, accounting and risk management aspects of the Issuer. Jim brings over 40 years of finance experience from a variety of industries including pharmaceutical, supply chain management, as well as financial services. Prior to joining the Issuer, Jim worked as a consultant to the Issuer since its founding. Jim's prior employment includes progressively senior roles at a variety of Philadelphia-based companies. Jim holds a Masters in Taxation from the Villanova University Charles Widger School of Law and a Bachelor's degree in accounting from St Joseph's University, Philadelphia.

**Claude T. Tolbert, III:** Claude is the Vice President of Business Development for the Issuer. He is a senior technology executive creating value by defining priorities, developing sound competitive strategy, and leading companies to profitable organic and inorganic growth. Over the past three decades, Claude's expertise in finance, operations, and execution of mission-critical, enterprise-level initiatives has led to value creation for public and private companies. His responsibilities have included business development, negotiating strategic distribution agreements, M&A transactions, and product development partnerships. Claude received his bachelor's degree from Harvard College and earned an MBA from the Stanford Graduate School of Business. In addition to his duties with the Issuer, Claude currently serves on the Board of Directors for Utility Telecom Group in Stockton, CA.

**Susan Kamins:** Susan is the Vice President of Customer Success for the Issuer. She is a change leadership professional with 25+ years of experience building customer and technology functions for startup business enterprises, evolving non-profits and newly launched governmental programs. Susan began her career as an environmental scientist and became interested in business leadership in sustainability while working to help companies meet regulatory requirements. She soon realized that a lack of timely, accessible information is a pervasive problem. This brought Susan to the Issuer, where her customer success team helps organizations of all sizes, sectors, and industries collaboratively exchange information to build trust in business relationships.

**Madeline Sullivan:** Madeline is the Digital Media Manager for the Issuer. She is a Digital Marketing Professional with a specialty in b2b. Madeline has a background in social media management, PR, Strategy, Content & messaging, and marketing execution. She previously had a career in clinical research management where she was astounded by the outdated technology standard in the medical field. Coming from a field with a high regulatory burden, she immediately saw the value in the Issuer's platform.

**Paul Thompson III**: Paul is a Manager of the Issuer. He has many years of experience in engineering and Finance in various roles. Paul is currently a director for two companies, Lee Development Group and Logan Coal & Timber Association. He hold a B.S. in Engineering from the University of Pennsylvania.

**David Locala**: David is a Manager of the Issuer. He has more than 30 years of investment banking experience, with an emphasis on working with companies in the technology sector. David served as Managing Director and Global Head of Technology M&A at Citigroup Global Markets Inc., a global investment bank, from 2015 to 2022. His responsibilities included advising technology companies on corporate mergers and acquisitions, as well as capital-raising and other investment banking transactions. Previously, David held senior positions at Deutsche Bank, Lazard, Montgomery Securities and Morgan Stanley. He holds a B.S. from the University of Virginia.

**Lance Walter**: Lance is a Manager of the Issuer. He has many years of experience in engineering and marketing. Additionally, Lance has been a consultant and advisor to a number of successful start up companies. He currently is the Head of Marketing at Anyscale. Lance has a B.S. in Industrial Engineering and Computer Science from the University of California, Berkeley.

**Indemnification**

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

As of the date of this Form C, the Issuer has issued and outstanding (i) 100,000,000 Common Units (the "**Common Units**"), and (ii) 61,836,847 Class A Preferred Units (the "**Class A Preferred Units**"). Additionally, the Issuer is in the process of establishing an Equity Incentive Plan and has reserved for issuance thereunder 16,979,604 Common Units, of which 13,869,045 Common Units have been promised by the Issuer to certain advisors and shareholders and 3,110,559 remain available for issuance once the Equity Incentive Plan is established.

*Outstanding Capital Interests*

As of the date of this Form C, the Issuer's outstanding capital interests consists of:

| Type | Common Units |
|---|---|
| **Amount Outstanding** | 100,000,000 |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Common Units at a later date. The issuance of such additional Common Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 51.69% |

| Type | Class A Preferred Units |
|---|---|
| **Amount Outstanding** | 61,836,847 |
| **Voting Rights** | 1 vote per unit |
| **Anti-Dilution Rights** | Yes |
| **Other Rights** | (a) The Board of Managers may declare a preferred return of 4% of the average daily balance of the unreturned capital contributions of the Class A Preferred Unit holders;<br>(b) Liquidation Preference equal to the holders unsatisfied preferred return and unreturned capital contributions; and<br>(c) Right to convert into Common Units at any time at the discretion of each unitholder at a conversion price per unit of $0.0765;<br>(d) Automatic conversion for all unitholders, upon either (i) a qualified initial public offering with a share price of $0.153 per share resulting in gross proceeds of at least $20,000,000 or (ii) at the election of a majority of the Class A Preferred Unit holders;<br>(e) Right to elect one manager to the Board of Managers;<br>(f) So long as Jon Broderick, member of the Issuer, holds 3,269,083 Class A Preferred Units, he shall have the right to designate the manager representing the Class A Preferred Units;<br>(g) Secondary right of first refusal;<br>(h) Major investor rights, including preemptive rights and right to receive financial statements; and<br>(i) Protective provisions. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Class A Preferred Units at a later date. The issuance of such additional Class A Preferred Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 31.97% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Issuer has the following additional securities outstanding:

| Type | Option to Purchase Common Units |
|---|---|
| **Shares Issuable Upon Exercise** | 13,869,045 |
| **Voting Rights** | The holders of Options to purchase Common Units are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Option, upon exercise, grants the holder of such Option, the right to purchase Common Units at a pre-determined price. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Options to purchase Common Units at a later date. The availability of any Common Units issued pursuant to the exercise of such additional Options to purchase Common Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 7.17% |

*The above Options have not yet been issued to advisors and shareholders of the Issuer but have been promised upon the establishment of an Issuer Equity Incentive Plan. These Options remain subject to the executive of definitive documentation of award agreements and may be subject to vesting and other terms.

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $590,000 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $10,000,000; Discount of 10% (except for one SAFE in the amount of $200,000 which has a Discount of 15%) |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 5.36% |

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $100,000 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $15,000,000; Discount of 10% |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.61% |

| Type | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $180,000 |
| **Voting Rights** | The holders of SAFEs are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Valuation cap of $20,000,000; Discount between 10% and 20% ($75,000 in SAFEs at 20%, $80,000 in SAFEs at 15% and $25,000 in SAFEs at 10%) |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.81% |

| Type of security | SAFEs (Simple Agreements for Future Equity) |
|---|---|
| **Principal Amount Outstanding** | $500,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | 5% Discount |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 2.39% |

**Outstanding Debt**

As of the date of this Form C, the Issuer has no outstanding debt.

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Edward J. Sullivan IV | 100,000,000 Common Units | 61.79% |

.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Cash and Cash Equivalents

As of January 31, 2024, the Issuer had an aggregate of approximately $1,500 in cash and cash equivalents, and when combined with an expected capital raise of $250,000 by the end of February 2024, will leave the Issuer with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $1,000,000 by offering to sell securities, including but not limited to common or preferred units, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

## Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

None

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Restricted Common Units issued to CEO | N/A | 80,000,000 | N/A | November 24, 2021 | Section 4(a)(2) |
| Class A Preferred Units | $1,850,000 | 61,836,847* | Research & Development and General Working Capital | May 12, 2021; January 1, 2022*; February 25, 2022; March 14, 2022; March 21, 2022 | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | $745,000** | 8 | Research & Development and General Working Capital | February 24, 2021; May 6, 2021; September 29, 2022; December 27, 2022; May 30, 2023; June 30, 2023; August 15, 2023; October 19, 2023 | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | $100,000 | 1 | Research & Development and General Working Capital | February 28, 2023 | Section 4(a)(2) |
| SAFE (Simple Agreement for Future Equity) | $180,000 | 10 | Research & Development and General Working Capital | November 28, 2022; March 10, 2023; May 5, 2023; June 30, 2023; October 4, 2023; October 11, 2023; January 5, 2024; January 16, 2024 | Section 4(a)(2) |

*Of this amount, 42,204,181 Class A Preferred Units were issued as a result of the conversion on January 1, 2022 of $2,048,500 in previously issued SAFEs.

**$155,000 of SAFEs were subsequently converted into 3,193,384 Class A Preferred Units on January 1, 2022. See * above.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) Edward J. Sullivan IV, the CEO, Founder and Manager of the Issuer has loaned the Company amounts resulting in a notes payable balance of $192,441 as of the date of this Form C. The loan is not documented, does not accrue interest and is due on demand.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

# LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

## Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

## Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.trustexchange.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

# ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

G2Link, LLC
(Issuer)

By:/s/Edward J. Sullivan IV
(Signature)

Edward J. Sullivan IV
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Edward J. Sullivan IV
(Signature)

Edward J. Sullivan IV
(Name)

Manager
(Title)

February 23, 2024
(Date)

/s/ Paul Thompson III
(Signature)

Paul Thompson III
(Name)

Manager
(Title)

February 23, 2024
(Date)

/s/ David Locala
_____
(Signature)

David Locala
_____
(Name)

Manager
_____
(Title)

February 23, 2024
_____
(Date)


/s/ Lance Walter
_____
(Signature)

Lance Walter
_____
(Name)

Manager
_____
(Title)

February 23, 2024
_____
(Date)


**_Instructions._**

1.		The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.		The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

**G2Link, LLC** (the "Company") a Pennsylvania Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
G2LINK, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 21, 2023

Vincenzo Mongio

## Statement of Financial Position

| | As of December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 5,109 | 260,939 |
| Accounts Receivable | 2,000 | - |
| Prepaid Expenses | 1,963 | 13,269 |
| Other Receivable | 100,000 | - |
| Other | 10,596 | 8,295 |
| Total Current Assets | 119,669 | 282,503 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Revenue | 28,867 | 256 |
| Cost of Revenue | 181,016 | 128,338 |
| Gross Profit | (152,150) | (128,082) |
| Operating Expenses | | |

**G2LINK, LLC**
**Notes to the Unaudited Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

G2LINK, LLC ("the Company") dba Trust Exchange was formed in Pennsylvania on January 24th, 2011. The Company is a business information gateway that allows for the exchange and verification of mission-critical information with partners, suppliers and third parties. Trust Exchange is a cloud-based, secure, and scalable platform with high configurability and customization. With a unique approach of peer 2 peer crowdsourcing, Trust Exchange allows customers to automate compliance and regulatory management with high accuracy and real-time data. Trust Exchange is currently serving financial institutions, government, and businesses nationwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue

One customer accounted for 0% and 100% of the Company's gross accounts receivable and three customers accounted for 100% and 100% of the Company's total revenue in 2021 and 2022, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates implementation revenues by charging a fee for implementation services. The Company's payments are generally collected at time of service. The Company recognizes implementation revenue ratably over the average life of a subscription contract, which is three years. The Company had deferred revenue of $8,028 for the year ended 2022, respectively for prepaid subscriptions with remaining performance obligations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A shareholder has loaned the Company amounts resulting in a notes payable balance of $183,474 as of December 31st, 2022. The loan does not accrue interest and is due on demand.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company is involved in litigation with a former vendor over fees charged. The Company expects that the matter will be settled for at least 50% of the claimed fees or $100,000. There is a judge mediated settlement conference scheduled in mid-December of 2023.

## NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021 and 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a discount rate between 10% - 25%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M – 20M. There is one SAFE with a 5% discount and no valuation cap. In January 2022 the Company converted $2,048,500 in SAFE agreements into equity. $155,000 of the converted SAFEs were entered into in 2021. The Company had not received $100,000 of the total SAFE amount, which was recorded to the other receivable balance as of December 31st, 2022.

See Note 3 – Related Party Transactions for details of related party loan.

**Debt Principal Maturities 5 Years**
**Subsequent to 2022**

| Year | Amount |
|---|---|
| 2023 | $183,474 |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| Thereafter | - |

## NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit owned by multiple members. The Company does not have a set number of authorized common units. 100,000,000 common units were issued and outstanding as of 2022.

**Voting**: Common unitholders are entitled to one vote per share

**Dividends**: No dividends for common unitholders are contemplated in the Company's operating agreement.

The Company does not have a set number of authorized preferred units. 61,836,847 Class A Preferred Units were issued and outstanding as of 2022.

**Voting**: Preferred unitholders have 1 vote for every common unit they could own if converted.

**Dividends**:  The board may declare a "Preferred Return" of 4% of the average daily balance of the unreturned capital contributions of each Class A Member.

**Redemption**: The Company's operating agreement does not contemplate redemption of preferred units.

**Conversion**: Preferred unitholders have the right to convert units into common stock at a rate of 1 to 1 at the discretion of each unitholder or automatically, for all unitholders, upon either (i) a qualified IPO with a share price of $0.153 per share and resulting in gross proceeds of at least $20,000,000 or (ii) at the election of a majority of the Preferred Unitholders.

**Liquidation Preference:** In the event of any liquidation, dissolution or winding up of the Company, the holders of the Class A Preferred Units are entitled to receive prior to, and in preference to, any distribution to the common stockholders (i) their unsatisfied Preferred Returns and (ii) their unreturned capital contributions. Thereafter, remaining proceeds are distributed to the Common and Class A Members in accordance with their ownership interests.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 21, 2023, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $595,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at discounts between 10% and 20%. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M – $20M.

The Company has promised to issue to specific shareholders 12,533,580 common unit options. The Company has an additional 4,446,024 common units reserved for their incentive plan.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**EXHIBIT B**

*Form of Security*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**G2LINK, LLC**

**SAFE**
**(Simple Agreement for Future Equity)**

**Series 2024**

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2024 SAFE holders, the "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of SAFE], G2Link, LLC, a Pennsylvania limited liability company (the "**Issuer**"), hereby issues to the Investor the right to certain units of the Issuer's Equity Securities, subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Pre-Money Valuation Cap**" is $20,000,000. See Section 2 for certain additional defined terms.

## 1. Events

(a) **Equity Financing**. If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) the Issuer shall promptly notify the Investor of the closing, or anticipated closing, of the Equity Financing and issue to the Investor a number of units of the Equity Securities (whether Preferred Securities or another class issued by the Issuer) sold in the Equity Financing, subject to the terms of this Section 1(a). The number of units of Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**Equity Financing Price**").

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE (whether pursuant to Section 1(a), (c) or (d)), the holder of this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of Proceeds, due and payable to the holder of this SAFE immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to

the **greater of** (1) the Purchase Amount (or a lesser amount as described below) (the "**Cash-Out Amount**") or (2) the amount payable on the number of units of Common Interests equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price (the "**Conversion Amount**").

Notwithstanding the foregoing, if the Issuer's board of managers (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Equity Securities to the holder of this SAFE pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Issuer shall deliver to the holder of this SAFE in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation).

(c)     **Dissolution Event**. If there is a Dissolution Event (defined below) before termination of this SAFE, this SAFE's holder will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the holder of this SAFE immediately before the consummation of the Dissolution Event.

(d)     **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Interests.  The holder of this SAFE's right to receive its Cash-Out Amount is:

(i)     Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Equity Securities);

(ii)     On par with payments for other SAFEs, whether this Series or otherwise, and/or Preferred Interests, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Interests, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Interests in proportion to the full payments that would otherwise be due; and

(iii)     Senior to payments for Common Interests.

The holder of this SAFE's rights to receive their Conversion Amount is (A) on par with payments for Common Interests and other SAFEs and/or Preferred Interests who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Interests basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)     **Termination**.  This SAFE will automatically terminate (without relieving the Company or holder of this SAFE of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the holder of this SAFE pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the holder of this SAFE pursuant to Section 1(b) or Section 1(c) as subject to Section 1(d).

**2.     Definitions**

"**Capital Interests**" means the capital interests of the Issuer, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Company's board of directors or managers, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Interests**" means common limited liability company membership units of the Issuer, or common stock of the Issuer if the Issuer is restructured as a corporation, including the securities that may be issuable upon the conversion of this instrument pursuant to <u>Section 1(a)</u>. For purposes of this SAFE, "common limited liability company membership units" refers to those interests in the Issuer that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests..

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Securities.

"**Direct Listing**" means the Issuer's initial listing of its Common Interests (other than units of Common Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation). For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the product of (i) the price per unit of Equity Securities sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than units of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers (or directors if the Issuer is restructured as a corporation), where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) the Unissued Option Pool; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control, a Direct Listing, or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Pre-Money Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Nominee**" has the meaning ascribed to it in the Nominee Rider and Waiver.

"**Nominee Rider and Waiver**" means the agreement attached hereto as Exhibit A.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Issuer or preferred stock of the Issuer, if the Issuer is restructured as a corporation.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Preferred Interests price per unit, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Reg. CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Pre-Money Valuation Cap divided by (y) the Fully Diluted Capitalization.

"**Unissued Option Pool**" means all units of Equity Securities that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Issuer plan.

**3.      Issuer Representations, Warranties and Covenants**

The Issuer represents, warrants, and covenants to the Investor and the Intermediary as follows:

(a)      The Issuer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)      The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer.  This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Issuer, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Issuer's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)     If the Issuer, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of capital stock for issuance and delivery upon the conversion of this instrument, such number of shares of the capital stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the capital stock issuable upon the conversion of this instrument.  All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**ICA**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the ICA, (iii) not disqualified from selling securities under Rule 503(a) of Reg. CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the SAFE.

4.     **Investor Representations, Warranties, and Covenants**

The Investor represents, warrants and covenants to the Issuer, the Issuer's representatives and agents, and Intermediary, as follows:

(a)     The Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder.  This SAFE constitutes a valid and binding obligation of the Investor, enforceable per its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities (collectively, the "**Securities**") have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that the Securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Reg. CF, in which case certain state transfer restrictions may apply.

(c)     The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Reg. CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of the Securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in the Securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that the Securities provide the Investor with no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(h)     The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Securities, or any securities convertible or issuable therefrom, is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities, or any securities convertible or issuable therefrom, to a party subject to U.S. or other applicable sanctions.

(i)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Securities, or any securities convertible or issuable therefrom, will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Securities, or any securities convertible or issuable therefrom; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities, or any securities convertible or issuable therefrom. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Securities, or any securities convertible or issuable therefrom, (and the Investor's beneficial interest therein) and the underlying securities.

(j)     If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this SAFE; (ii) the execution, delivery and performance by the Investor of the SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of the SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)     The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the Offering Documents.

(l)     The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

(m)     Investor has reviewed the Exhibit A- Nominee Rider and Waiver and will execute such contemporaneously with this SAFE, such contemporaneous execution being a condition precedent to the Issuer's acceptance of this SAFE.

(n)     This SAFE has been duly authorized, executed and delivered by the Investor and, upon due authorization, execution and delivery by the Issuer, will constitute the valid and legally binding agreement of the Investor enforceable in accordance with its terms against the Investor, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect; (ii) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and (iii) considerations of public policy or the effect of applicable law relating to fiduciary duties.

5.     **Transfer Restrictions**.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Issuer's Equity Securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Issuer's Equity Securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managers (or directors if the Issuer is restructured as a corporation) of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities.  Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)     If the Investor intends to transfer the SAFE ("**Transfer**") the party accepting transfer ("**Transferee**") must pass and continue to comply with the Nominee's (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute a Nominee Rider and

Waiver, substantially provided in the form of Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(f)     The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's organizational documents, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.     Tokenization and Fractionalization

(a)     The Issuer has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor, digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding this SAFE on behalf of others. The Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. If applicable, the Tokens may be issued in whole or fractional parts, in the Issuer's sole discretion.

(b)     The Securities, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Issuer's sole discretion.

## 7.     Miscellaneous

(c)     The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A, contemporaneously and in connection with the purchase of this SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this SAFE will render the SAFE void, null and unenforceable.

(d)     The Investor agrees to take any and all actions determined in good faith by the Issuer's board of managers or equivalent governance body to be advisable to reorganize the Securities.

(e)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(f)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Issuer or any right to vote for the election of managers/directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(g)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the Issuer and the Investor; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign the Securities in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(h)     In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(i)     The Custodian designated through this SAFE and related Omnibus Nominee Agreement entered into between the Investor and Custodian (defined below in Exhibit A) shall be considered the legal record holder of the Securities, including Equity Securities.

(j)     All rights and obligations hereunder will be governed by the laws of the State of Pennsylvania, without regard to the conflicts of law provisions of such jurisdiction.

(k)     Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Media, Pennsylvania. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(l)     The parties acknowledge and agree that for United States federal and state income tax purposes only this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common interests or common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

| INVESTOR: | NOMINEE: |
|---|---|
| | **Republic Investment Services LLC** |
| By: | By: |
| Name: | Name: Antonio Namwong, President |
| Date: | Date: |

**G2LINK, LLC**

By:
Name:   Edward Sullivan IV
Title:    Chief Executive Officer

## EXHIBIT A

### Nominee Rider and Waiver

Republic Investment Services LLC (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the SAFE Series 2024 issued by G2Link, LLC (the "**SAFE**" or the "**Security**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

(1)     cause, at any time hereinafter, the title to any Security to be held of record by a corporation, partnership, a trust (whether or not the trustees are named), or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account (such holder, the "**Custodian**") by, in each case, of the Nominee's sole discretion  for the benefit of the Investor (such event a "**Custodial Conversion**") and in connection with such Custodial Conversion open an account in the name of the Investor with the Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided*, Nominee or Company shall take reasonable steps to send notice thereof to the Investor, including, without limitation, by email, using the last known contact information of such Investor;

(2)     in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)     receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)     vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the largest holder of the Securities (provided such holder is a current or former SAFE holder or their Transferee) and subsequently, the largest holder of the Conversion Securities (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian; *provided further,* if multiple parties qualify as the Nominee Designee, the Company may select the Nominee Designee from those qualifying parties;

(5)     appoint any person, firm, or corporation to act as its agent or representative to perform any function that Nominee is or may be authorized hereunder to perform; and

(6)     take any such other and further actions incidental to any of the above. (the foregoing, collectively, the "**Nominee Services**").

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("**PII**") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

EXHIBIT C

*Video Transcript*

# EXHIBIT C- Republic Video Transcript

# Trust Exchange - Core Video - Script

|   | Narration Script - Word count: 179 | Visual Script |
|---|---|---|
| 1 | Collection and verification of critical information is time consuming. Mainstream solutions are linear, and require endless emails and nagging phone calls. | Exponential Problem vs. Linear solutions As the number of interacting businesses grow, the number of transactions and interactions grow exponentially…"linear world" solutions just can't keep up (people, email, spreadsheets etc) |
| 2 | Trust Exchange helps you reform your information sourcing, visibility, and actionability throughout your organization. | |
| 3 | While consumers have adopted collaborative platforms, businesses still lag behind.Trust Exchange is a business information gateway, allowing you to connect and engage more efficiently. | |
| 4 | Trust Exchange creates a better way to efficiently review, distribute, and transfer relevant business information helping you make more informed strategic decisions. But how do we do it? | Reduce Costs<br>Increase Revenue<br>Increase Compliance<br>Reduce Risk |
| 5 | Flexible deployment solutions are configurable throughout your business information ecosystem | |
| 6 | Connect with suppliers, third parties, and validators in your custom network with role-based access to information, all from one dashboard. | |
| 7 | Now, all organizations can exchange information on demand, and at scale. | |
| 8 | Accelerate your business growth, implement securely and smoothly, and create a culture of connectivity | |
| 9 | Trust Exchange's modernized approach is changing the way information is exchanged, eliminating traditional | |

| | | |
|---|---|---|
| | communication silos and improving decision making. | |
| 10 | Businesses today need real time, actionable intelligence you can trust. For that, you need Trust Exchange. | |